HOUSTON AMERICAN ENERGY CORP.

801 TRAVIS, SUITE 1425

HOUSTON, TEXAS 77002

TELEPHONE (713) 222-6966

FACSIMILE (713) 222-6440

September 2, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Arthur Tornabene-Zalasa

Re:	Houston American Energy Corp. (the “Company”)
Registration Statement on Form S-3
Filed August 30, 2022
File No. 333-267163

Dear Mr. Tornabene-Zalasa:

Pursuant to Rule 461 under the Securities Act of 1933 (the “Act”), request is hereby made to accelerate the effectiveness of the above referenced registration statement to 4:00 p.m. eastern time, Friday, September 9, 2022, or as soon thereafter as practicable. In this regard, the Company is aware of its obligations under the Act.

Please direct any comments or questions to our counsel, Michael Sanders, at (512) 264-2062.

Sincerely,

HOUSTON AMERICAN ENERGY CORP.

/s/ John Terwilliger
John Terwilliger
President